SCHEDULE 13G
Amendment Number 1
Capital One Financial
Corporation Common
Stock $.01 par value


Cusip #  14040H10-5
Item 1: Reporting
Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0
Item 7:  -0
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IA


Cusip #  14040H10-5
Item 1: Reporting
Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12:  IA


Cusip #  140 40H10-5
Item 1: Reporting
Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12:  IN


Item 1(a) Capital One
Financial Corporation

Item 1(b) 2980 Fairview
Park Drive, Suite 1300,
Falls Church, Virginia
220424525

Item 2(a) This
statement is filed on
behalf of Tiger
Management L.L.C.("TMLLC ") and
Tiger Performance L.L.C. ("TPLLC").

Julian H. Robertson,
Jr. is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2(b) The address
of each reporting
person is 101 Park
Avenue, New York, NY
10178

Item 2(c) Incorporated
by reference
to item (4) of the
cover page pertaining
to each reporting
person.

Item 2(d) Common Stock
$.01 par value

Item 2(e) 140 40H-10-5

Item 3. TMLLC and TPLLC
are investment advisers
registered under
Section 203 of the
Investment Advisers Act
of 1940.

Item 4. Ownership as of
December 31, 1997 is
incorporated by
reference to items (5)
(9) and (11) of the
cover page pertaining
to each reporting
person.

Item 5. The reporting
persons have ceased to
be the beneficial
owners of more than 5%
of the class.

Item  6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9.Not applicable

Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were
not acquired for the
purpose of and do not
have the effect of
changing or influencing
the control of the
issuer of such
securities and were not
acquired in connection
with or as a
participant in any
transaction having such
purpose or effect.


After reasonable
inquiry and to the best
of my knowledge and
belief, I certify that the
information set forth
in this statement is
true, complete and
correct.

February 13, 1998

TIGER MANAGEMENT
L.L.C.

/s/ Nolan Altman,
Chief Financial
Officer

TIGER PERFORMANCE
L.L.C.

/s/  Nolan Altman,

Chief Financial
Officer JULIAN H.
ROBERTSON, JR. /s/
Nolan Altman, Under
Power of Attorney

Dated: January 27,
1995, On File with
Schedule 13G for Kohl's
Corp. 2/7/95 Attached
Exhibit

EXHIBIT A

AGREEMENT

The undersigned agree
that this Amendment
Number 1 to Schedule
13G dated February 13,
1998 relating to shares
of common stock of
Capital One Financial
Corporation shall be
filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.


/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE
L.L.C.

/s/  Nolan Altman,
Chief Financial Officer
JULIA N H. ROBER TSON,
JR. /s/ Nolan Altman,
Chief Financial Officer
Under Power of Attorney
Dated : January 27,
1995, On File with
Schedule 13G for Kohl's
Corp.
2/7/95